NEWS RELEASE

Alderon Provides Update on Power and Environmental Assessment Release

December 20, 2013	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) provides an update on the power and the environmental assessment release for its Kami Iron Ore Project (“Kami Project”) in western Labrador.

Power Update

Newfoundland and Labrador Hydro (“NL Hydro”) confirmed on January 10, 2013 that the requisite power will be available for the Kami Project.  NL Hydro has an obligation to supply power to all its customers within the Province.  Following completion of three stages of engineering, NL Hydro and Alderon have advanced their commercial discussions and a Power Purchase Agreement is ready for execution pending the decision from the Provincial Government to expand the transmission capacity from Churchill Falls to Labrador West.

According to an interview on December 18, 2013 with VOCM News, Kathy Dunderdale, the Premier of Newfoundland and Labrador, supports a power line from Churchill Falls to Lab West, not just because of Alderon but because of the growth in the region.  Premier Dunderdale also said the Government encourages investment and has been working very closely with Alderon and that Alderon was meeting with the Minister of Natural Resources on December 18, 2013.

“This meeting with the Minister of Natural Resources did take place on Wednesday and as with all previous exchanges, it was very productive.  We were informed of the status of power and various other files under review by the Provincial Government.   Following our discussions with the Minister and his officials, we are confident that these matters are being pursued diligently and expeditiously,” says Tayfun Eldem, President and CEO of Alderon. “The Government’s approval to build the power line is critical to Alderon securing the previously announced debt financing and we are pleased that the Premier has expressed her support for the power line.”

Environmental Assessment Release

The Environmental Assessment process is a dual Federal and Provincial undertaking. According to VOCM News, Premier Dunderdale said yesterday that she expects Alderon to be given the final environmental green light on its Kami Project very early in the New Year.

Provincial Environmental Assessment process:

The Department of Environment and Conservation of the Government of Newfoundland & Labrador issued a final Ministerial decision on the Environmental Impact Statement for the Kami Project on September 30, 2013. The Environment and Conservation Minister has determined that no further work is required under the Provincial Environmental Assessment process. The Kami Project is now awaiting a final project decision from the Provincial Cabinet and Alderon understands the conclusion of this process is imminent.

Federal Environmental Assessment process:

The Canadian Environmental Assessment Agency (“the Agency”) released the Comprehensive Study Report on October 28, 2013.  On November 27, 2013 the Agency closed the 30 day public review of the Comprehensive Study Report, marking the end of the Federal Environmental Assessment process.  Review of the responses received during the comment period has identified no new issues or fatal flaws.  The Kami Project is now awaiting a final project decision from the Federal Minister of Environment.  The Federal Minister of the Environment is required to post the final Federal environmental assessment decision for the Kami Project no later than 12 weeks from November 27, 2013 and it is anticipated that this decision will be handed down in early Q1 2014.

“We are extremely excited by the fact that the Provincial and Federal Environmental Assessment processes have advanced beyond the regulatory review stage and now await the final decision by the authorities. During this time, Alderon has been advancing its project financing, detailed engineering and procurement efforts and this positions us for a strong start to the New Year,” said Mr. Eldem.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Montreal, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”), is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the construction of a new transmission line and the provision of power for the Kami Project (iii) the completion of and next steps in the environmental assessment process; (iv) the commencement of construction and commercial production of the Kami Project; (v) the ability to finance the development of the Kami Project; and (vi) the advancement of detailed engineering and procurement efforts.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.